Exhibit 99.4

Schedule II – Valuation and Qualifying Accounts

Hutchinson Technology Incorporated and Subsidiaries

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Other Changes Add (Deduct)	Balance at End of Period
	(In thousands)
2008:
Allowance for doubtful accounts receivable	$19	$13	$—	$32
Reserve for sales returns and allowances	397	4,046	(3,744)	699

	$416	$4,059	$(3,744)	$731

2009:
Allowance for doubtful accounts receivable	$32	$192	$—	$224
Reserve for sales returns and allowances	699	1,158	(1,582)[1]	275

	$731	$1,350	$(1,582)	$499

2010:
Allowance for doubtful accounts receivable	$224	$74	$(179)[2]	$119
Reserve for sales returns and allowances	275	868	(890)	253

	$499	$942	$(1,069)	$372

[1]	Returns honored and credit memos issued.
[2]	Uncollectible accounts receivable written off.